Exhibit 99.1

Eco Wave Power Announces Closing of $3.0 Million Registered Direct Offering to Accelerate Commercial-Scale Wave Energy Deployment

Tel Aviv, Israel (December 12, 2024) – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading innovator in onshore wave energy technology, today announced that it has closed its previously announced offering of 300,000 American Depositary Shares (“ADSs”)(or ADS equivalents), each representing eight common shares of the Company, at a public offering price of $10.00 per ADS (or ADS equivalent) for gross proceeds of $3.0 million (the “Offering”), before deducting placement agent fees and offering expenses.

Maxim Group LLC acted as the sole placement agent for the Offering.

Eco Wave Power currently intends to use the net proceeds from the Offering to advance its groundbreaking projects, including the execution of its first commercial-scale wave energy installation in Portugal.

The Offering was made pursuant to an effective shelf registration statement on Form F-3, as amended, (File No. 333-275728) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on December 6, 2023. A prospectus supplement relating to the ADSs issued in the Offering was filed by the Company with the SEC on December 12, 2024. Copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW.

The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact the Company’s CFO at:

Aharon@ecowavepower.com

+97235094017

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the use of proceeds from the Offering. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.